SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONGKONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Sender’s Email jmunsell@sidley.com Sender’s Direct Tel 212.839.5609	FOUNDED 1866

June 11, 2010

VIA EDGAR

Kevin Woody (Mail Stop 3010)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Comments to Annual Reports on Forms 10-K for the Fiscal Year Ended

December 31, 2009 for PowerShares Commodity Pools Managed by DB

Commodity Services LLC

Dear Mr. Woody:

Thank you for your comment letter dated May 27, 2010 (the “Comment Letter”) addressed to Michael Gilligan, Principal Financial Officer of DB Commodity Services LLC (the “Managing Owner”) responding to our response letter dated March 1, 2010 in connection with the Annual Reports on Forms 10-K for the year ended December 31, 2009 (individually, the “2009 Form 10-K,” collectively, the “2009 Form 10-Ks”), and where applicable, the Quarterly Reports on Form 10-Q, for each of PowerShares DB Commodity Index Tracking Fund (the “DBC Fund”) (File No. 001-32726), DB Commodity Index Tracking Master Fund (the “DBC Master Fund”) (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the “DBV Fund”) (File No. 001-33020), DB G10 Currency Harvest Master Fund (the “DBV Master Fund”) (File No. 001-33021), PowerShares DB US Dollar Index Trust (the “DXY Trust”) (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the “DXY Funds”), DB US Dollar Index Master Trust (File No. 001-33315) (the “DXY Master Trust”), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the “DXY Master Funds”), PowerShares DB Multi-Sector Commodity Trust (File No. 001-33229) (the “Sectors Trust”), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the “Sectors Funds”), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

June 11, 2010

“Sectors Master Trust”), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No. 001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the “Sectors Master Funds”). For purposes of this letter, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds shall hereinafter be collectively referred to as the “DB Funds” and the DBC Master Fund, the DBV Master Fund, the DXY Master Funds and the Sectors Master Funds shall hereinafter be collectively referred to as the “DB Master Funds.”

This letter responds on behalf of the Managing Owner to the questions and comments you raised. We have included all comments from the Comment Letter into our response letter and we will respond accordingly. To the extent that any one question from the Comment Letter is applicable to any one or more specific DB Funds and DB Master Funds, we have so noted our response. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

Comments Applicable to All DB Funds

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Liquidity

1.	We note your response to comment 3 in our letter dated January 20, 2010; however, we continue to believe that it would be helpful to disclose the information previously requested regarding margin requirements. We understand your view that the requested disclosure relates to the functioning of the future markets and their settlement systems, and we continue to believe that such information would be useful to an investor’s understanding of your business and your industry. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Response:

We confirm that the Management’s Discussion & Analysis of Financial Condition and Results of Operations section of all future filings of the DB Funds and the DB Master Funds commencing with the Quarterly Report on Form 10-Q for the period ended June 30, 2010 will include the following requested disclosure with respect to margin requirements:

“Margin Calls

Like other futures and derivatives traders, the Fund, through the Master Fund, will be subject to margin calls from time-to-time. The term “margin” has a different meaning in the context of futures contracts and other derivatives than it does in the context of securities. In particular, “margin” on a futures position does not constitute a borrowing of money or the collateralization of a loan. The Master Fund does not borrow money.

June 11, 2010

To establish a position in an exchange-traded futures contract, the Master Fund makes a deposit of “initial margin.” The amount of initial margin required to be deposited in order to establish a position in an exchange-traded futures contract varies from instrument to instrument depending, generally, on the historical volatility of the futures contract in question. Determination of the amount of the required initial margin deposit in respect of a particular contract is made by the exchange on which the contract is listed. To establish a long position in an over-the-counter instrument, the counterparty may require an analogous deposit of collateral, depending upon the anticipated volatility of the instrument and the creditworthiness of the person seeking to establish the position. The deposit of initial margin provides assurance to futures commission merchants and clearing brokers involved in the settlement process that sufficient resources are likely to be on deposit to enable a client’s position to be closed by recourse to the initial margin deposit should the client fail to meet a demand for variation margin, even if changes in the value of the contract in question, which are marked to market from day to day, continue to reflect the contract’s historical volatility. Collateral deposited in support of an over-the-counter instrument serves a similar purpose.

Once a position has been established on a futures exchange, “variation margin” generally is credited or assessed at least daily to reflect changes in the value of the position. In contrast to “initial margin,” “variation margin” represents a system of marking to market the futures contract’s value. Thus, traders in exchange-traded futures contracts are assessed daily in an amount equal to that day’s accumulated losses in respect of any open position (or are credited daily with accumulated gains in respect of such position). Collateral may move between the parties to an over-the-counter instrument in a similar manner as gains or losses accumulate in the instrument. As with initial margin, variation margin serves to secure the obligations of the investor under the contract and to protect those involved in the settlement process against the possibility that a client will have insufficient resources to meet its contractual obligations. Collateral deposited in support of an over-the-counter instrument serves a similar purpose. Like initial margin (or an equivalent deposit of collateral), variation margin (or an equivalent deposit of collateral) does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position. United States Treasury Obligations are used routinely to collateralize OTC derivative positions, and are deposited routinely as margin to collateralize futures positions. A fund may liquidate United States Treasury Obligations to meet an initial or variation margin requirement.”

June 11, 2010

In comment No. 3 in your letter of January 20, you asked us to include in our description of each fund’s initial margin requirements and variation margin requirements “a brief explanation of how variation margin requirements may change.” As a system of marking value to market, variation margin requirements are not subject to “change.” We have disclosed that the required amount of initial margin varies from instrument to instrument depending, generally, on its historical volatility and is set by the exchange on which the contract is traded.

Comment No. 3 in your letter of January 20 further requests that “to the extent that changes in variation margin requirements reflect changes in volatility or value at risk,” that we “please briefly discuss or refer to your Item 7A disclosure as appropriate.” Variation margin requirements do not reflect changes in volatility or value at risk. Variation margin represents a system of marking to market a futures contract’s value. The amount of variation margin required to be deposited in respect of an open position is equal to the accumulated losses in the position, if any, since the prior day. Moreover, as a system of marking value to market, variation margin requirements simply are not subject to “change.” We have disclosed that the required amount of initial margin varies from instrument to instrument depending, generally, on its historical volatility and is set by the exchange on which the contract is traded.

Item 8. Financial Statements and Supplementary Data

Financial Statements

2.	We note your response to comment 5 in our letter dated January 20, 2010. As the Fund and Master Fund are separate registrants, we continue to believe that separate financial statements for both the Fund and the Master Fund are required. Please amend your Form 10-K for the fiscal period ended December 31, 2009 and your Form 10-Q for the fiscal period ended March 31, 2010 to provide such separate financial statements.

Response:

We confirm that amendments to the 2009 Form 10-Ks and the Form 10-Qs for the fiscal period ended March 31, 2010 (the “March 2010 10Qs”) with respect to each of the DB Funds and the DB Master Funds will be filed to include separate financial statements for each of the DB Funds (which are presented on a consolidated basis with its corresponding DB Master Fund) and the corresponding DB Master Funds. The Managing Owner will endeavor to complete these filings in a timely manner.

June 11, 2010

Item 9A. Controls and Procedures

3.	We note your response to comment 6 in our letter dated January 20, 2010. Please amend your Form 10-K for the fiscal year ended December 31, 2009 to clarify that for purposes of the disclosure under Item 9A, references to the “Fund” include both the Fund and the Master Fund. Provide similar clarification in Item 4 of your Form 10-Q for the fiscal period ended March 31, 2010.

Response:

We confirm that Item 9A of the 2009 Form 10-Ks and Item 4 of the March 2010 10Qs of each of the DB Funds and the DB Master Funds will be amended to clarify that, for purposes of the disclosure in such Items, all references to “Fund” will include both the applicable DB Fund and its corresponding DB Master Fund.

Certifications

4.	We note your response to comment 8 in our letter dated January 20, 2010. Considering our comment above with respect to separate financial statements, please include separate certifications for the Fund and the Master Fund with the amendments to your Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal period ended March 31, 2010.

Response:

We confirm that separate certifications with respect to each DB Fund and DB Master Fund will be included in the amendments to the 2009 Form 10-Ks and the March 2010 10Qs.

Comment Specifically Directed to PowerShares DB US Dollar Index Trust and DB US Dollar Index Master Trust

5.	We note your response to comment 9 in our letter dated January 20, 2010. Please amend your Form 10-K for the fiscal year ended December 31, 2009 and your Form 10-Q for the fiscal period ended March 31, 2010 to include disclosure regarding controls and procedures at the Trust and Master Trust levels and file separate certifications for these registrants.

Response:

We confirm that Item 9A of the 2009 Form 10-Ks and Item 4 of the March 2010 10Qs of the DXY Funds and the DXY Master Funds will be amended to include disclosure regarding controls and procedures of each of the DXY Trust and the DXY Master Trust.

June 11, 2010

We also confirm that separate certifications with respect to each of the DXY Trust and the DXY Master Trust will be included in amendments to the 2009 Form 10-Ks and the March 2010 10Qs of the DXY Trust and the DXY Master Trust.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/James C. Munsell
James C. Munsell

Enclosure

cc:	Michael Gilligan

Hans Ephraimson

DB Commodity Services LLC

60 Wall Street

New York, New York 10005

June 11, 2010

VIA EDGAR

Kevin Woody (Mail Stop 3010)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Registrants and Co-Registrants Set forth on the Execution Pages Attached Hereto (Collectively, the “DB Funds”) Regarding Comments to Annual Reports on Forms 10-K for the Fiscal Year Ended December 31, 2009 (collectively, the “2009 Form 10-Ks”) for PowerShares Commodity Pools Managed by DB Commodity Services LLC

Dear Mr. Woody:

We reference the response letter regarding the above-referenced matter dated June 11, 2010 from James C. Munsell, Esq. of Sidley Austin LLP and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, DB Commodity Services LLC, in our capacity as the managing owner (the “Managing Owner”) of and on behalf of each of the DB Funds acknowledge that:

•	Each DB Fund is responsible for the adequacy and accuracy of the disclosure in their respective 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any 2009 Form 10-K; and

•	the DB Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at 212.250.5883.

[Signature pages continue on the next page]

PowerShares DB Commodity Index Tracking Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Commodity Index Tracking Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC, its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Energy Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Oil Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Precious Metals Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Gold Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Silver Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Base Metals Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB Agriculture Fund, a series of
PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Energy Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Oil Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Precious Metals Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Gold Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment
Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Silver Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Base Metals Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB Agriculture Master Fund, a series of
DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB G10 Currency Harvest Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB G10 Currency Harvest Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bullish Fund, a
series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bearish Fund, a series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment
Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB US Dollar Index Bullish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer

DB US Dollar Index Bearish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Operating Officer, Chief Investment Officer and Director

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Principal Financial Officer